As filed with the Securities and Exchange Commission on April 13, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HMS INCOME FUND, INC.
(Name of Subject Company (Issuer))

HMS INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

40427D102
(CUSIP Number of Class of Securities)

Sherri W. Schugart
Chief Executive Officer
HMS Income Fund, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118
Telephone: (888) 220-6121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Thomas J. Friedmann
William J. Tuttle
Dechert LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000
________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$16,184,580.51	$2,014.98

(a) The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,973,729.33 shares of common stock of the Registrant at a purchase price equal to $8.20 per share, which was the net asset value as of March 20, 2018 (which was the date of the Company’s most recently published net asset value per share). The actual pricing will be determined upon the closing of the transaction.
(b) The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by HMS Income Fund, Inc. (the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, to purchase up to 1,973,729.33 shares of its issued and outstanding common stock, par value $0.001 per share, at the net asset value per share as of May 29, 2018 (the “Purchase Price”). By way of example, if calculated as of the date of this filing using the Company’s net asset value per share as of March 20, 2018 (which was the date of the Company’s most recently published net asset value per share), the Purchase Price would be $8.20 per share. The net asset value per share as of May 29, 2018, may be higher or lower than such amount.

The Company’s offer pursuant to this Tender Offer Statement on Schedule TO is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Repurchase, dated April 13, 2018.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Form of Notice of Withdrawal.
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated April 13, 2018.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 13, 2018	HMS INCOME FUND, INC.

		By:	/s/ David M. Covington
		Name:	David M. Covington
		Title:	Chief Accounting Officer and Treasurer